News Release (Q4-04-29)	January 19, 2004

YAMANA REPORTS PROFIT
(all figures in US$ unless otherwise stated)

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) announces a net profit for the quarter ended November 30, 2003 of $2.1 million on sales of $9.4 million. This compares to a loss for the previous quarter of $1.35 million and a loss of $0.3 million for the third quarter in the pervious year. Net profit for the nine month period ended November 30, 2003 was approximately $0.4 million as compared to a loss in the previous period of $1.3 million. No gold sales occurred prior to the most recently completed quarter. Earnings per share for the three month period ended November 30, 2003 were $0.03 per share as compared to a loss of $0.06 per share in the previous quarter.

Yamana's President and CEO Peter Marrone stated "We are delighted to report a profit for the quarter. Our profitability is underpinned by our production and cost control efforts. We have a diversified portfolio of mining assets comprising of a producing mine, several production stage properties and an unparalleled exploration land position in Brazil. We anticipate being able to demonstrate operational and financial success at our other properties.

Yamana produces at an annual rate of 100,000 ounces gold per year and will generate significant additional value by bringing its development projects to production.

We are in a strong cash position with a working capital surplus of $17.6 million as of November 30, 2003. The Company closed an equity financing of Cdn. $27.7 (US$21.3) million on December 23, 2003. The cash balance as of December 31, 2003 is $35 million and the company has no debt."

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in most major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to adding significant copper production by 2007. Yamana also holds gold exploration properties in Argentina subject to earn-in by Peruvian gold producers Buenaventura and Hochshild. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone	Chuck Main
President & Chief Executive Officer	Chief Financial Officer
(416) 815-0220	(416) 945-7354
E-mail: investor@yamana.com	E-mail: investor@yamana.com

Jane Jackson
Investor Relations-Europe
+44 7793145779
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

THIRD QUARTER 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

(US dollars, in accordance with Canadian GAAP)

The following discussion and analysis should be read in conjunction with the Management's Discussion and Analysis (MD&A) for the year ended February 28, 2003, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information contained in the Company's Annual Report, and the quarterly financial statements and notes contained in this report.

a.     Overview

Since the year-end the Company has undergone a major transformation. The principal changes from February 28, 2003 are:

1.	Acquired the operating mine Fazenda Brasileiro in Brazil for cash consideration of $20.9 million,

2.	Acquired the advanced stage projects in Brazil from Santa Elina: Sao Francisco,
Sao Vicente, Fazenda Nova/Lavrinha and Chapada, for share consideration,

3.	Raised Cdn$55.5 ($42.7) million cash through the issue of common shares and an additional Cdn $27.7 ($21.3) million subsequent to the quarter end,

4.	Company name changed from Yamana Resources Inc. to Yamana Gold Inc., and

5.	Consolidated shares on the basis of one new share for each 27.86 shares held.

These changes effectively re-created the company by:

1.	Providing gold production at an annual rate of more than 100,000 oz of gold per year,

2.	Providing late-stage development projects to ramp up future production levels,

3.	Providing a large exploration portfolio, and

4.	Establishing a firm financial base to move forward with cash of $16.3 million and no debt.

b.     Financial results of operations

The consolidated net profit for the nine and three months ending November 30, 2003 were $368,791 and $2,112,827, an increase of $1,666,555 and $2,433,829, respectively over the corresponding previous periods. The increase is principally due to strong operating earnings from the Fazenda Brasileiro mine. However these earnings were reduced by: 1) severance costs of $709,815 during the period to date and; 2) increases in general and administrative costs of $1,211,166 and $1,053,234 for the nine and three months respectively. The severance charges arise from the closing of the head office in Spokane and establishment of the corporate office in Toronto. The increase in general and administrative expenses is due to duplication of costs of having a Spokane and Toronto office for an overlapping period and the opening of a corporate office in Brazil.

The Company took over the operations at the Fazenda Brasileiro mine effective August 15, 2003. Gold sales were delayed until late September 2003 when a reasonable gold inventory was built up and shipped to Sao Paulo for refining. During the quarter, 23,373 ounces of gold were sold from 27,127 ounces of gold production from the Fazenda Brasileiro mine. In addition 1,050 ounces of gold produced from bulk sampling at Sao Francisco were also sold. A total of 168,567 tonnes were milled during the third quarter and the mill recovery rate was 95.5%. In addition 60,512 tonnes of open pit material was heap leached. The total cash costs per ounce at the time of acquiring the mine were approximately $240 per ounce of gold. Various costs cutting measures have been implemented and the average total cash costs for the third quarter were $220 per ounce.

The significant exchange gain of $820,634 is primarily due to holding the majority of cash balances in the Canadian dollars. As the Company's policy is to translate non US dollar monetary items at period end rates, an unrealized gain is recognized during periods that the Canadian dollar appreciates vis-a-vis the US dollar. The US/Cdn dollar exchange rate at the beginning of the period was 1.39 and the Canadian dollar strengthened during the quarter to end the third quarter at 1.30.

c.     Financial condition, liquidity and capital resources

During the nine months ended November 30, 2003 the Company received $36.2 million, net of issue costs of $3.3 million, from the issue of 46,250,000 common shares and 23,125,000 warrants. One warrant entitles the holder to purchase a common share of the Company for Cdn$1.50 until July 31, 2008. Proceeds were used to purchase the Fazenda Brasileiro mine for $20.9 million. These changes allowed the Company to increase its cash position to $16.3 million as at November 30, 2003 and improve its working capital position from a deficit of $371,820 as at February 28, 2003 to a positive working capital balance of $17,614,207 at period end.

The Company has no debt which provides the Company with significant future financing flexibility.

The Company generated cash flow from operations of $3.2 million for the nine months ended November 30, 2003 and $3.9 million for the three months then ended. Prior to the current quarter there was no mining operations as the Brasileiro mine was acquired in the middle of August 2003 and the first gold sales did not take place until September 2003.

For the third quarter capital expenditures on fixed assets and mineral properties totaled approximately $1.8 million. Approximately $1 million of this was for exploration at Fazenda Brasileiro, $400,000 for capital assets at Fazenda Brasileiro and approximately $400,000 for development/feasibility work at Chapada.

d.     Business and asset acquisitions

On August 12, 2003, the Company acquired the São Francisco, São Vicente and Fazenda Nova/Lavrinha gold properties ("Santa Elina assets") and the Chapada copper-gold ("Chapada") project in Brazil from Santa Elina Mines Corporation ("Santa Elina"). In consideration, the company issued 34,885,713 common shares and 17,442,856 share purchase warrants. The Santa Elina assets have been recorded in the financial statements of Yamana at Santa Elina's historical cost base.

On August 15, 2003 the Company acquired the Fazenda Brasileiro mine in Brazil from Companhia Vale do Rio Doce ("CVRD") for $20.9 million cash.

These acquisitions resulted in the Company becoming a significant gold producer in Brazil and one of Brazil's largest gold exploration landholders. Upon completion of the acquisitions, Santa Elina held 83.4% of the issued and outstanding common shares prior to the Cdn. $55.5 million financing and 38.8% after the financing.

e.     Strategic update and outlook

Management intends to focus on cost reduction at the Fazenda Brasileiro mine. The average cash costs per ounce for the third quarter was $220 per ounce. The cash costs for the month of

December were less than $195 per ounce, bringing the average cash cost per ounce of production through to December 31, 2003 to approximately $210 per ounce. During the quarter the Company negotiated an increase in the daily mine shift hours from 6 to 8 hours. This proposal has been accepted by the union and should result in an increase in productivity and the reduction of transportation and other costs. Also as the level of mine development has had diminished under the previous operator, efforts will be made to increase the drilled development work to increase the flexibility in the production plan. The benefits of these efforts are expected to be realized in the fourth quarter going forward.

The work on the final feasibility study for the Fazenda Nova project was completed during the quarter and a construction decision was made. The mine plan provides for an initial 143,000 ounces of gold production over a three year production period. The construction cost will be approximately $6.6 million and production would begin mid-2004. Capital requirements for the construction of the Fazenda Nova project will be funded from the company's existing cash position.

The company continues to look for potential gold mine acquisitions in South America which would allow the company to leverage the strength in the company's Brazilian operating team and expertise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
Prepared by management
(In U.S. dollars)

			November 30, 2003	February 28, 2003
			(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents			$16,260,248	$722,344
Amounts receivable			1,223,783	216,330
Inventory	(Note 3)		4,834,763	-
Advances and deposits			354,099	39,940

			22,672,893	978,614
Fixed
Fixed assets (Note 4)			12,287,902	443,067
Mineral properties (Note 5)			37,848,699	5,199,125

			$72,809,494	$6,620,806

LIABILITIES
Current
Accounts payable and accrued liabilities			$5,016,272	$709,815
Accrued liabilities payable in stock			-	603,311
Note payable			42,414	37,308
			5,058,686	1,350,434

Long Term
Environmental liability accrual			5,790,000	-
Future income tax liabilities			1,500,357	1,500,357

			12,349,043	2,850,791

CAPITAL SOURCES
Capital stock
Authorized
Unlimited number of first preference shares without par value issuable in series
Unlimited number of common shares without par value
Issued and outstanding
86,378,671 common shares		(Note 6)
(February 28, 2003 - 2,910,501 shares)			54,449,203	3,515,544

Shares to be issued			-	1,285,913

Share purchase warrants and other			9,170,036	2,459,147

Deficit			(3,158,788)	(3,490,589)

			60,460,451	3,770,015

			$72,809,494	$6,620,806

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS
OF OPERATIONS AND DEFICIT
Unaudited-prepared by management
(In U.S. dollars)

	Three months ended		Nine months ended
	November 30,	November 30,	November 30,	November 30,
	2003	2002	2003	2002

SALES	$9,358,676	$-	$9,358,676	$-

COST OF SALES	4,581,140	-	4,581,140	-

DEPRECIATION AND AMORTIZATION	1,127,002	-	1,127,002	-

MINE OPERATING EARNINGS	3,650,534	-	3,650,534	-

EXPENSES

General and administrative	1,364,084	310,850	2,120,875	909,709
General exploration	-	17,408	3,436	20,723
Mineral property and other asset write-offs	-	12,651	73,740	174,419
Options expense	385,000	-	385,000	-
Foreign exchange (gain) / loss	(820,634)	-	(820,634)	-
Severance costs	-	-	709,815	-

OPERATING PROFIT (LOSS)	2,722,084	(340,909)	1,178,302	(1,104,851)

Investment and other business income	142,599	70,227	193,739	107,876
Interest and financing expense	(6,487)	(50,320)	(257,881)	(300,789)

PROFIT (LOSS) BEFORE TAX	2,858,196	(321,002)	1,114,160	(1,297,764)

INCOME TAX EXPENSE	(745,369)	-	(745,369)	-

NET INCOME (LOSS)	2,112,827	(321,002)	368,791	(1,297,764)

DEFICIT, BEGINNING OF THE PERIOD	(5,271,615)	(615,175)	(3,490,589)	-
	(3,158,788)	(936,177)	(3,121,798)	(1,297,764)

INTEREST ON CONVERTIBLE NOTES	-	(24,660)	(36,990)	(73,980)

DEFICIT, END OF THE PERIOD	$(3,158,788)	$(960,837)	$(3,158,788)	$(1,371,744)

BASIC AND DILUTED PROFIT (LOSS) PER
SHARE	$0.03	$(0.13)	$0.01	$(0.61)

Weighted average number of
Shares outstanding (in thousands)	67,574	2,382	27,449	2,264

Note: In the opinion of management of Yamana, all adjustments of a normal recurring nature have been included in these financial statements to provide a fair statement of results for the periods presented. The results of those periods are not necessarily indicative of the results for the full year.

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited-prepared by management (In U.S. dollars)

	Three months ended		Nine months ended
November 30, 2003		November 30, 2002	November 30, 2003	November 30, 2002

OPERATING ACTIVITIES
Net profit (loss) for the period	$2,112,827	$(321,002)	$368,791	$(1,297,764)
Items not involving cash
Services paid in common shares	-	196,733	837,985	196,733
Depreciation and depletion	1,123,700	1,822	1,127,002	8,309
Options expense	385,000	-	385,000	-
Mineral property and other asset write-offs	-	12,651	73,740	174,419
Liabilities payable in common shares	-	196,733	-	-
Interest expense on First Preference Shares, Series 1	-	50,320	-	300,789

	3,621,527	137,257	2,792,518	(617,514)
Net change in non-cash working capital	273,222	(36,313)	387,082	(130,655)

	3,894,749	100,944	3,179,600	(748,169)

FINANCING ACTIVITIES
Issue of common shares and warrants for cash	(419,046)	172,500	39,475,716	609,500
Issue costs	(156,911)	-	(3,268,761)	-
Interest expense on convertible notes	-	-	(36,990)	-
	(575,957)	172,500	36,169,965	609,500

INVESTING ACTIVITIES
Business acquisition of Brasileiro, net of cash	-	-	(21,165,000)	-
Expenditures on mineral properties	(1,247,014)	(32,509)	(1,342,930)	(32,509)
Purchase of equipment and fixed assets	(553,938)	-	(1,303,731)	-
Return of deposit	-	-	-	200

	(1,800,952)	(32,509)	(23,811,661)	(32,309)

INCREASE (DECREASE) IN CASH	1,517,840	240,935	15,537,904	(170,978)

CASH, BEGINNING OF THE PERIOD	14,742,408	(1,605)	722,344	213,575

CASH, END OF THE PERIOD	$16,260,248	$239,330	$16,260,248	$42,597

SUPPLEMENTARY INFORMATION REGARDING
OTHER NON-CASH TRANSACTIONS
Financing Activities
Extinguishment of loan and accrued interest payable on sale of
mineral properties and related assets	-	-	-	(3,293,185)
Issue of common shares on conversion of
First Preference Shares	-	-	-	10,521
Issue of common shares for Santa Elina assets	-		18,325,385

Equity component of convertible notes
Accrued interest charged to deficit	-	24,660	36,990	49,320
Payment of interest in common shares	-	-	(49,320)	(49,320)
Payment of principal in common shares	-	-	(1,479,600)	-
Purchase of First Preference Shares for common shares
Liability component of First Preference Shares	-	-	-	(7,293)
Equity component of First Preference Shares	-	-	-	(3,228)

Investing Activities
Sale of mineral properties and related assets	-	-	-	3,293,185
Expenditures on mineral properties	-	-	(18,325,385)	-

Notes to the Unaudited Interim Consolidated Financial Statements

As at November 30, 2003 and for the nine months ended November 30, 2003 and 2002 (in U.S. dollars)

1. Basis of presentation

The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada. These interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

Significant new accounting policies

Provision for reclamation and closure

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Fazenda Brasileiro and Sao Vicente were recorded as a liability on acquisition. Fair value was determined as the discounted future cash expenditures. Additional charges to operations on a unit-of-production basis are made to fully accrue reclamation and closure expenses over the useful lives of the operations.

In management's opinion, all adjustments necessary for fair presentation have been included in these financial statements. Readers are advised that the operating results for the nine months ended November 30, 2003 may not be indicative of the results that might be expected for the full year ended February 29, 2004.

Certain amounts for fiscal 2003 have been reclassified to conform with the current year's presentation.

On July 30, 2003 the name of the Company was changed to Yamana Gold Inc.

On August 12, 2003 the outstanding common shares then outstanding were consolidated on the basis of one new common share for 27.86 existing common shares. The share and per share information is presented as if the consolidation took place March 1, 2002.

Stock option plan

The Company stock option plan includes a stock appreciation right and as such the Company expenses the fair value of options at the time of the grant. No adjustment for subsequent changes in the price of the Corporation's shares will be recorded. The value of the options will be included in remuneration expense and reflected as an increase in contributed surplus.

2. Business acquisition

Purchase of Mineração Fazenda Brasileiro S.A. ("Fazenda Brasileiro")

On August 12, 2003, the Company acquired all of the outstanding shares of Fazenda Brasileiro. On August 15, 2003 Fazenda Brasileiro acquired all of the assets of the Fazenda Brasileiro gold mine ("Brasileiro") from Companhia Vale do Rio Doce for $20,900,000 in cash. Acquisition costs of $265,000 were incurred by the Company. The acquisition was accounted for using the purchase method with the results of Brasileiro being included with those of the Company from August 15, 2003.

The allocation of the purchase price is based upon the fair values of the net assets of Brasileiro at the date of acquisition and is summarized as follows:

(dollars in thousands)
Purchase price:
Cash	$20,900
Acquisition costs	265
$21,165
Net assets acquired:
Inventory	$2,237
Property, plant and equipment	11,663
Mineral properties	12,547
Other long-term liabilities	(5,282)
$21,165

3. Inventories

	November 30,	February 28,
	2003	2003
Metal in circuit	$506,747	$-
Ore stockpiles	558,796	-
Materials and supplies	1,823,656	-
Product inventories	1,945,564	-
		-
Inventories	$4,834,763	$-

4. Fixed assets

	As at
	November 30,	February 28,
	2003	2003
Property plant and equipment:
Fazenda Brasileiro	$11,248,690	$-
Other fixed assets	1,039,212	443,067
	$12,287,902	$443,067

5. Mineral properties

Mineral properties are comprised as follows:

	As at
	November 30,	February 28,
	2003	2003
Fazenda Brasileiro (note 2)	$ 14,146,653	$-
Santa Elina	10,320,473	-
Chapada properties	8,400,008	-
Argentine properties	4,974,985	5,063,290
Other	6,580	135,835
	$37,848,699	$5,199,125

The Company acquired the Santa Elina properties and the Chapada properties from Santa Elina Mines Corporation and its affiliates for common shares resulting in Santa Elina Mines Corporation holding 83.4% of the issued and outstanding common shares. After the exchange of the 46,250,000 subscription receipts for common shares, Santa Elina and its affiliate held approximately 38.8% of the issued and outstanding common shares of the Company. After the closing of additional share issue on December 23, 2003, Santa Elina and its affiliates held approximately 35% of the issued and outstanding common shares of the Company.

Santa Elina Properties

On August 12, 2003, Yamana acquired the rights to the Santa Elina properties through the acquisition of all of the shares of Mineração Bacilândia Ltda. and Santa Elina Desenvolvimento Mineral S.A. ("Santa Elina Companies"), companies incorporated to acquire the Santa Elina properties. The Company issued 14,677,380 common shares and 7,338,690 share purchase warrants for the Santa Elina properties. The properties have been recorded at the carrying cost of the vendor. Costs of acquisition are estimated to be $192,000.

Chapada Properties

On August 12, 2003, Yamana acquired all of the shares of Mineração Maracá Industria e Comércio S.A. ("Mineração Maracá"), an affiliate of Santa Elina, and the holder of the Chapada properties. The aggregate consideration paid by Yamana was the issuance of 20,208,333 common shares and 10,104,166 share purchase warrants for the Chapada properties. The properties have been recorded at the carrying cost of the vendor. Costs of acquisition are estimated to be $192,000.

6. Capital stock

Common shares issued and outstanding:

	Number of
	Common Shares	Amount

Balance at February 28, 2003 post consolidation	2,910,501	$3,515,544

Private placements (note i)	28,780	35,344
Payment of accounts payable (note ii)	842,236	810,633
Exercise of options	8,076	22,818
Issued on redemption of First Preference Shares (note iii)	388,457	1,285,913
Issued on conversion of convertible notes (note iv)
Principle	1,027,242	1,479,600
Interest	37,666	49,320
Issue for Santa Elina assets (note v)	34,885,713	18,325,385
Public issue for cash (note vi)	46,250,000	32,193,407
Issue costs	--	(3,268,761)
Balance at November 30, 2003	86,378,671	$54,449,203

i) During the nine month period ended November 30, 2003, Yamana completed the following private placements

a) 7,178 units at a price of C$4.18 per unit. Each unit consisted of one common share of Yamana and one common share purchase warrant of Yamana exercisable for three years from the closing date at an exercise price of C$5.57. Yamana also issued 718 underwriter's warrants exercisable up to 2 years from the closing date at an exercise price of C$5.29.

b) 21,602 shares at a price of C$1.57 per share. In addition, warrants totaling 21,601 and 2,601 broker warrants exercisable for up to four years from the closing date, at an exercise price of Cdn$2.09 per share, were issued.

ii) The Company settled various liabilities by the issue of common shares including the issue of 350,000 shares to a director.

iii) During the year ended February 28, 2003, Yamana agreed to purchase 5,560,000 preference shares and the rights to dividends in exchange for 388,457 post-consolidation common shares. The preference shares were purchased for common shares on the basis of 0.046 post-consolidation common shares for each preference share and one post-consolidation common share for each $2.72 of accrued dividends. Yamana also agreed to grant a 2% NSR on La Paloma, a Yamana gold property in Santa Cruz province, Argentina for the surrender of 1,000,000 preference shares. The common shares were issued in April.

Warrants that were originally issued with the preferred shares that were purchased or surrendered were amended such that the expiration date was extended from February 9, 2004 to December 31, 2004 and the exercise price was reduced from Cdn$4.18 to Cdn$3.48 per share.

iv) Pursuant to the trust indenture, the Company issued common shares for principle and interest on maturity of the 8% convertible notes.

v) See note 5.

vi)
On July 31, 2003 the Company accepted subscriptions for 46,250,000 subscription receipts at a price of Cdn$1.20 per receipt. Each subscription receipt entitled the holder to exchange the receipt for one common share and one half of a warrant. One warrant entitles the holder to purchase one common share for Cdn$1.50 until July 31, 2008. On October 7, 2003 the subscription receipts where exchanged for 46,250,000 common shares and 23,125,000 warrants. The proceeds of $39.8 (Cdn$55.5 million) were recorded as $32.2 million as share capital and $7.6 million share purchase warrants before issue costs of $3.3 million.

On July 31, 2003, 5,000,000 options were allocated and issued to management and a consultant at a strike price of Cdn$1.67 for a 10 year period. The Company agreed to grant these options with an exercise price equal to the issue price of the subscription receipts. As these options were subsequently granted at an exercise price of $1.67 per share, to accommodate the difference in value, the Company has committed to issue 808,000 Common Shares to certain optionees on a pro rata basis. The issuance of these common shares is subject to shareholder approval.

The Company has expensed the value of the share purchase options granted as compensation expense in the amount of $385,000 with a corresponding increase in contributed surplus.

The compensation expense is determined using an option-pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 35%, an annual risk free interest rate of 3.0% and expected service lives of 3 years.

7. Segmented information

Yamana considers its business to consist of one reportable operating segment, the acquisition, exploration and development of mineral properties, primarily in Brazil and Argentina. Fixed assets referred to below consist of land, buildings and equipment, and mineral properties.

	As at
	November 30,	February 28,
	2003	2003
Fixed assets at the end of the quarter
Argentina	5,406,541	$ 5,496,847
Brazil	44,645,564	129,228
Other	84,496	16,117
	$50,136,601	$ 5,642,192

Profitability broken down by primary segments is as follows:

For the three months ended November 30, 2003

	Brazil	Corporate/	Total
		Canada
Mine profit	$3,650,534	$-	$3,650,534

Net income	$2,467,773	$(354,946)	$2,112,827

For the nine months ended November 30, 2003

Mine profit	$3,650,534	$-	$3,650,534

Net income	$2,467,773	$(2,098,982)	$368,791

8. Related party transactions

Related party transactions, not disclosed elsewhere in these financial statements, during the nine month period were as follows:

Nine months ending
November 30, 2003
Reimbursement of financing and acquisition cost
incurred by Santa Elina on behalf of the Company	$438,000

Legal fees to a law firm that had partners who are
either a director or an officer of the Company	$295,253

Directors fees and consulting fees to associates
thereof	$27,933

Consulting fees paid to an officer prior to
becoming an officer	$71,654

9. Subsequent event

The Company issued 8,665,000 common shares at a price of C$3.20 per share, for aggregate gross proceeds of C$27.7 ($21.3) million under a public offering, which closed on December 23, 2003.